

July 14, 2010

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> Re:　Form 10-K for the Fiscal Year Ended December 31, 2009
> 　　　Form 10-Q for the Fiscal Quarter Ended April 3, 2010
> 　　　Definitive Proxy Statement on Schedule 14A
> 　　　File No. 001-10435

Dear Mr. Dineen:

　　　We have reviewed your response letter dated June 21, 2010 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Marketing and Distribution, page 6

1.　　We reviewed your response to comment one issued in our letter dated May 24, 2010. Please note that the disclosure requirement under Item 101(c)(vii) is not limited to situations in which the loss of a customer would be material only on a long-term basis. If you have distributors or other direct customers that account for at least 10% of your consolidated revenues, and the loss of such customers would have a material adverse effect on your company, even with regard to a particular period, then you should disclose the names of those distributors/customers in future filings.

Signatures, page 82

2.　　We note your response to comment nine issued in our letter dated May 24, 2010. Please be advised that we will not conclude our review of your Form 10-K until the amendment has been filed.

Definitive Proxy Statement on Schedule 14A

How are Bonuses Determined?, page 21

3.　　We note your response to comment 14 issued in our letter dated May 24, 2010. We reissue the comment. We note that you have only disclosed the aggregate amount of non-equity incentive plan compensation in the Summary Compensation Table. The

Compensation Discussion and Analysis section should provide investors with information necessary to determine how much of each named executive officer's compensation was awarded as a profit sharing bonus and as performance-based compensation. This disclosure will allow investors to understand your compensation decisions regarding each named executive officer with respect to your non-equity incentive plan-based compensation. Please refer to Instructions 1 and 3 of Item 402(b) for guidance regarding the Compensation Discussion and Analysis disclosure.

4. We note your response to comment 16 issued in our letter dated May 24, 2010. We reissue the comment due to the discretionary nature of the award and the fact that you did not disclose in this section that such bonuses were awarded in 2009. In your disclosure, we do not object to the insertion of a cross-reference to the corresponding information in the Summary Compensation Table.

How is the Chief Executive Officer's Performance Evaluated . . . , page 22

5. We note your response to comment 19 issued in our letter dated May 24, 2010. In future filings, please also disclose both the actual operating results as well as the pre-determined goal for your operating results.

Please respond to this letter within ten business days by amending your filing and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pamela Long at (202) 551-3760 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant